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                      November 29, 2023

       Anthony Porcheron
       Chief Executive Officer
       Atlantic Coastal Acquisition Corp.
       1 Woodbury Mews
       Dun Laoghaire
       Dublin, Ireland A96 ED72

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 21,
2023
                                                            File No. 001-40158

       Dear Anthony Porcheron:

               We issued comments to you on the above captioned filing on September 8, 2023. As of the date of this letter, these comments remain outstanding and unresolved, notwithstanding your response letters of September 22, 2023 and October 30, 2023. We expect you to provide a complete, substantive response to these comments by December 13, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686
       with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation